

Mail Stop 7010

October 8, 2008

via U.S. mail and facsimile

Mr. Yanbin Wang
Chief Financial Officer
China 9D Construction Group
Unit - 4F Jia De Plaza, No. 118 Qing Chun Rd.
Hangzhou City, Zhejiang Province, 310000
People's Republic of China

   RE: Form 10-KSB for the nine months ended September 30, 2007
     File No. 0-51224

Dear Mr. Wang:

   We issued comments to you on the above captioned filing on September 9, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by October 22, 2008 addressing these outstanding comments.

   If you do not respond to the outstanding comments or contact us by October 22, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have any questions.

Sincerely,

Rufus Decker
Accounting Branch Chief